UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                              SONO-TEK CORPORATION
                              --------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)


                                   835483 108
                                   ----------
                                 (CUSIP Number)

                                 James L. Kehoe
                                 12 Lenape Lane,
                         Salisbury Mills, New York 12577
                                 (914) 496-6519

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 1, 1997
                                 --------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ____

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to who copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


                              CUSIP No. 835483 108


    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           James L. Kehoe

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) ______
                                                              (b) ______


    3      SEC USE ONLY


    4      SOURCE OF FUNDS*

           PF


    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS  REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)           _______



    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           U. S. Citizen


                     7    SOLE VOTING POWER

                          292,900
        NUMBER OF
         SHARES
      BENEFICIALLY   8    SHARED VOTING POWER
        OWNED BY
          EACH
        REPORTING
         PERSON      9    SOLE DISPOSITIVE POWER
          WITH
                          292,900

                     10   SHARED DISPOSITIVE POWER





    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           292,900

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* _______

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.3%

    14     TYPE OF REPORTING PERSON*

           IN

                     * See instructions before filling out.

ITEM 1.         Security and Issuer.
                --------------------

         This statement on Schedule 13D ("Schedule 13D") relates to the shares of common stock, $ .01 par value, ("Common Stock") of Sono-Tek Corporation, a New York Corporation ("Issuer"). The principal executive offices of the Issuer are at 2012 Route 9W, Bldg. 3, Milton, New York 12547 (914) 795-2020.

ITEM 2.         Identity and Background.
                ------------------------

         (a)-(c), (f). This Schedule 13D is filed on behalf of James L. Kehoe who acquired the right to acquire 200,000 shares of Common Stock through an option granted to him by the Issuer under its 1993 Stock Incentive Plan as consideration for continued employment services ("Transaction"). James L. Kehoe, an individual, is a U.S. citizen whose principal place of business is 2012 Route 9W, Bldg. 3, Milton, New York 12547. James L. Kehoe is the Chief Executive Officer of the Issuer.

         (d) During the last 5 years, James L. Kehoe has not been convicted in a criminal proceeding (excluding traffic or similar misdemeanors).

         (e) During the last 5 years, James L. Kehoe has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.         Source and Amount of Funds or Other Consideration.
                --------------------------------------------------

         On August 1, 1997, the Issuer granted to James L. Kehoe an option to acquire 200,000 shares of Common Stock at the fair market value of $ .37 per share under the 1993 Stock Incentive Plan, which was immediately exercisable. James L. Kehoe shall use his personal funds to pay the option strike price for the Common Stock acquired, when and if he chooses to exercise this option or any other option granted under the 1993 Stock Incentive Plan.

         The Issuer has also granted to James L. Kehoe options to acquire Common Stock in the following transactions:

         a) On January 17, 1995, the Issuer granted to James L. Kehoe an option to acquire 50,000 shares of Common Stock at the fair market value of $ .38 per share under the 1993 Stock Incentive Plan, which were immediately exercisable.

         b) On January 17, 1995, the Issuer granted to James L. Kehoe an option to acquire 10,000 shares of Common Stock at the fair market value of $ .38 per share under the 1993 Stock Incentive Plan, which were exercisable over a three year period, the last 2,000 of which are first exercisable on January 17, 1998.

         c) On June 3, 1996, the Issuer granted to James L. Kehoe an option to acquire 10,000 shares of Common Stock at the fair market value of $ .82 per share under the 1993 Stock Incentive Plan, which were exercisable over a three year period, 4,500 of which became exercisable on June 3, 1997, 3,500 of which become first exercisable on June 3, 1998 and 2,000 of which become first exercisable on June 3, 1999.

         James L. Kehoe has exercised none of the options to acquire Common Stock disclosed above but retains the right to do so at any time for ten years from the date of initial grant under the conditions set forth in each respective grant. Until such time as James L. Kehoe exercises an option, he has no voting rights associated with the underlying shares of Common Stock.

ITEM 4.         Purpose of  Transaction.
                ------------------------

         The purpose of the Transaction was to enable the Issuer to provide incentive compensation to James L. Kehoe as an executive officer of the Issuer and to motivate and retain James L. Kehoe by making it possible for him to purchase shares of the Issuer's Common Stock on terms which give him a more direct and continuing interest in the future success of the Issuer's business.

         James L. Kehoe did not acquire the securities reported herein to gain control of the Issuer, nor to change or alter the constitution of the board of directors, bylaws or charter. The Transaction reported herein does not represent an extraordinary corporate transaction, nor a material change in the issuer's business or corporate structure. The Transaction disclosed herein does not alter the rights of any class of shareholders.

ITEM 5.         Interest in Securities of the Issuer.
                -------------------------------------

         (a)-(b). In aggregate, James L. Kehoe has direct beneficial ownership and sole voting and dispositive power of 292,800 shares ( 6.3 % ) of the outstanding Common Stock, of which 264,500 of these shares are under options to purchase. James L. Kehoe has exercised none of the options granted to him to acquire Common Stock under the 1993 Stock Incentive Plan. He has not tendered any pecuniary consideration for any option disclosed herein nor has he tendered any pecuniary consideration for the strike price to acquire the underlying shares of any option herein.

         (c). Except for the following Transaction, James L. Kehoe has not engaged in any transactions in shares of Common Stock since August 1, 1997:

  Date of                                                   How Transaction
Acquisition      Number of Shares    Price per Share        was Effectuated
-----------      ----------------    ---------------        ---------------

August 1, 1997        200,000              $ .37         Option for Common Stock


         (d).   Not applicable

         (e).   Not applicable


ITEM 6.         Contracts,  Arrangements, Understandings  or Relationships  with
                ----------------------------------------------------------------
                Respect to Securities of the Issuer.
                ------------------------------------

         The option for 200,000 shares was acquired through the Issuer's grant of an option under the 1993 Stock Incentive Plan, which was immediately exercisable at the fair market value of $ .37 per share ("Option"). The Option requires James L. Kehoe to pay the strike price of the Option in cash at the time of exercise. Each of the options disclosed in Item 3 above expires ten years from the date it was initially granted.

ITEM 7.         Material to be Filed as Exhibits.
                ---------------------------------

         Attached as Exhibits are copies of the options which represent the Transaction as well as those other options disclosed in Item 3 above:

  1. Exhibit A - Option dated August 1, 1997 for 200,000 shares of Common Stock
  2. Exhibit B - Option dated January 17, 1995 for 50,000 shares of Common Stock
  3. Exhibit C - Option dated January 17, 1995 for 10,000 shares of Common Stock
  4. Exhibit D - Option  dated  June 3, 1996 for 10,000 shares of Common Stock

                                   Signature
                                   ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 1997                             /s/ James L. Kehoe
                                                     ------------------
                                                     James L. Kehoe